Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-232802
August 12, 2019

9F Inc.

        9F Inc., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates.

        Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at Eleven Madison Avenue, 3rd floor, New York, NY 10010, United States, attention: Prospectus Department, by telephone at 1-800-221-1037 or via email: usa.prospectus@credit-suisse.com, Haitong International Securities Company Limited at +852 2848 4373, CLSA Limited at +852 2600 8640, China Investment Securities International Brokerage Limited at +852 3983 0803 and 9F Primasia Securities Limited at +852 2523 8221. You may also access the Company's most recent prospectus dated August 12, 2019, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, as filed with the SEC on August 12, 2019, or Amendment No. 3, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1619544/000104746919004704/a2239458zf-1a.htm

        9F Inc. filed an initial registration statement on Form F-1 (registration No. 333-232802) with the SEC via EDGAR on July 25, 2019, and filed Amendment No. 1 to the registration statement, or Amendment No. 1 and Amendment No. 2 to the registration statement, or Amendment No. 2 , on August 2, 2019 and August 8, 2019, respectively. This free writing prospectus reflects the following amendments that were made in Amendments No. 3. All references to page numbers are to page numbers in Amendment No. 3.

PROSPECTUS FRONT COVER

        The ninth paragraph on the prospectus front cover is amended as follows:

        Several investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have indicated interests in purchasing an aggregate of up to US$75 million worth of ADSs. These investors are not our existing shareholders, directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

PROSPECTUS SUMMARY

        The following is added to the disclosure under the heading "The Offering" on page 18:

Indication of interest	Several investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of the ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have indicated interests in purchasing an aggregate of up to US$75 million worth of the ADSs. These investors are not our existing shareholders, directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

RISK FACTORS

        The paragraph on page 85 under the heading "Participation in this offering by certain investors would reduce the available public float for our ADSs." is amended as follows:

        Several investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have indicated interests in purchasing an aggregate of up to US$75 million worth of ADSs. These investors are not our existing shareholders, directors or officers. If any of these investors is allocated all or a portion of the ADSs in relation to such order, being up to an aggregate of US$89 million worth of the ADSs, and purchases any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these investors in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by the public.

UNDERWRITING

  The second paragraph on page 287 is amended as follows:

        Several investors have each indicated interests in purchasing over 5% of the ADSs being offered in this offering, or up to an aggregate of US$89 million worth of ADSs at the initial public offering price and on the same terms as the other ADSs being offered. Two investors, among these investors, have indicated interests in purchasing an aggregate of up to US$75 million worth of ADSs. These investors are not our existing shareholders, directors or officers. We and the underwriters are currently under no obligation to sell ADSs to any of these investors, and any of these investors could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these investors as they will on any other ADSs sold to the public in this offering.

  The last paragraph on page 287 is amended as follows:

        We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately US$6.3 million. Expenses include the SEC registration fees, the Financial Industry Regulatory Authority, or FINRA, filing fees, expenses of up to US$40,000 related to clearance of this offering with FINRA, the NYSE listing fee, and legal, accounting, printing and miscellaneous expenses. We have agreed to pay all fees and expenses incident to the performance of the obligations of the company under the underwriting agreement and to reimburse the underwriters for certain out-of-pocket expenses of the underwriters, as approved by the company, in an aggregate amount not to exceed US$300,000.